Exhibit 99.1

ELBIT IMAGING LTD. CALLS 2011 ANNUAL SHAREHOLDERS MEETING

Tel Aviv, November 10, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that it has scheduled its 2011 annual shareholders meeting to take place Thursday, December 15, 2011 at 11:00 a.m. (Israel time), at the offices of the Company, located at 2 Weitzman Street, Tel Aviv, Israel. The record date for the meeting is November 15, 2011.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about November 18, 2011, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.	To re-elect the following members of the Company's Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Elina Frenkel Ronen, as one of the Company's external directors;

3.	To approve amendments to the Company's Articles of Association;

4.	To approve an amendment to the indemnification letter of directors and controlling shareholders;

5.	To approve liability insurance covering the Company's directors and controlling shareholders;

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company's independent auditors until the next annual general meeting of shareholders; and

7.	To discuss the Company's financial statements for the year ended December 31, 2010.

With respect to proposed resolution "B" under Item 5, holders of 1% or more of the outstanding shares may notify the Company in writing, no later than November 24, 2011, that they request a special vote on Item 5B. Such request must include appropriate evidence of share ownership in the Company.

Items 1 through 6 require the approval of a simple majority of the shares voted on the matter.

Approval of Item 2 also requires that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding personal interest that is not a result of ties to a controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding personal interest that is not a result of ties to a controlling shareholder) voted against the election of the external director does not exceed two percent of the outstanding voting power in the Company.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Approval of proposed resolution "A" under Item 3, approval of proposed resolution "B" under Item 4 and approval of proposed resolution "B" under Item 5 (if holders of 1% or more of the outstanding shares request a special vote on Item 5B as described above), also require that either (i) at least a majority of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two percent of the outstanding voting power in the Company.

Item 7 will not require a vote of the shareholders.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il